(a)(1)(F)
FORM OF EMAIL REMINDER TO ELIGIBLE PARTICIPANTS
COGNEX CORPORATION
Offer to Purchase Expiration Reminder Notice
Dear Cognoids,
COGNEX’S STOCK OPTION BUYBACK OFFER EXPIRATION DATE IS APPROACHING.
PLEASE REMEMBER, the deadline to participate in the offer to sell back to Cognex certain underwater stock options in exchange for a cash payment (the “Offer”) that you were contacted about on November 16, 2009 is 5:00 p.m. (Eastern Time) on December 15, 2009 (unless otherwise extended).
Participation in the program is voluntary. Should you decide to participate in the Offer, as described in the offering materials (defined below), Cognex Corporation must receive your election form before the Offer expires. No elections will be accepted after 5:00 p.m. (Eastern Time) on December 15, 2009 (unless the Offer is otherwise extended).
The offering materials describing the Offer are available in the Schedule TO filed with the Securities and Exchange Commission on November 16, 2009 (the “offering materials”), copies of which are available on CognexUs. We encourage you to review the Schedule TO, including its exhibits and subsequent amendments if any, and the other offering materials in their entirety before deciding to participate in the Offer.
The Offer has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in the offering materials.